                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                               FORM 10-C


            REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                      INTERDEALER QUOTATION SYSTEM
              FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                          OR 15d-17 THEREUNDER

              American International Petroleum Corporation
             (Exact name of issuer as specified in charter)

           444 Madison Avenue, Suite 3203, New York, NY 10022
                (Address of principal executive offices)

     Issuer's telephone number, including area code: (212) 688-3333

I. CHANGE IN NUMBER OF OUTSTANDING SHARES

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security: Common Stock, $.08 par value

2.  Number of shares outstanding before the change: 31,538,646

3.  Number of shares outstanding after the change: 34,331,828

4.  Effective date of change: September 23, 1996

5. Method of change: Issuance and cancellation of common stock in transactions described on the page attached hereto.

Brief description of transaction: See page attached hereto.

II. CHANGE IN NAME OF ISSUER

1.  Name prior to change: N/A
2.  Name after change: N/A
3.  Effective date of charter amendment changing name: N/A
4.  Date of shareholder approval of change, if required: N/A

Date: October 2, 1996                      /s/ Denis J. Fitzpatrick
                                      Name:  Denis J. Fitzpatrick
                                      Title: Chief Financial Officer

                        ATTACHMENT TO FORM 10-C
            OF AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                         DATED OCTOBER 2, 1996

    Since the filing of its last Form 10-C on July 18, 1996, the Company's number of shares outstanding increased by 2,793,182, due to the following transactions:

    (i) Between August 1, 1996 and September 23, 1996, 2,560,354 shares of Common Stock ("Shares") were issued upon conversion of the Company's convertible debentures issued pursuant to Regulation S under the Securities Act of 1933;

    (ii) On September 23, 1996, the Company cancelled 62,312 Shares, which had been issued in escrow pending transactions that were not ultimately consummated;

    (iii) Between August 1, 1996 and September 23, 1996, an aggregate of 95,140 Shares were issued in exchange for prepaid interest obligations to nonaffiliated persons; and

    (iv) On August 6, 1996, the Company issued 200,000 Shares to a nonaffiliated person in lieu of payment for services rendered to the Company.